UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On October 25, 2010, the registrant announced its unaudited financial results for the third quarter ended September 30, 2010. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the third quarter ended September 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/S/ ALEX HO
Alex Ho, Chief Financial Officer

Date: October 27, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the third quarter ended September 30, 2010.

Changyou Reports Third Quarter 2010 Results

Total Revenues Reached a Record US$85.6 million, Up 10% Quarter-over-Quarter and 25% Year-over-Year;

Net Income Reached a Record US$45.3 million, Up 8% Quarter-over-Quarter and 20% Year-over-Year

Non-GAAP Net Income Reached a Record US$47.1 million, Up 7% Quarter-over-Quarter and 14% Year-over-Year

Beijing, China, October 25, 2010 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•	Total revenues reached a record US$85.6 million, an increase of 10% quarter-over-quarter and 25% year-over-year, exceeding the high end of the Company’s guidance.

•	Net income reached a record US$45.3 million, or US$0.85 per fully diluted ADS[1]. Net income increased by 8% quarter-over-quarter and 20% year-over-year.

•

Non-GAAP[2] net income (i.e. excluding share-based compensation expenses) reached a record US$47.1 million, or US$0.88 per fully diluted ADS, exceeding the high end of the Company’s guidance. Non-GAAP net income increased 7% quarter-over-quarter and 14% year-over-year.

•	Aggregate registered accounts for the Company’s games[3] grew 7% quarter-over-quarter and 40% year-over-year to 105.2 million.

•	Average revenue per active paying account (“ARPU”) for the Company’s games increased 16% quarter-over-quarter and 13% year-over-year to RMB214.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “Our solid financial and operational results in the third quarter once again demonstrate the merits of using feedback to direct research and development efforts in our games. TLBB, our flagship title, continues to be one of the most popular online games in China primarily due to our ongoing ability to deliver fresh content that meets the needs of today’s users. With continual investments in employee recruitment and training and plans for a new corporate headquarter in place, we have a positive outlook on the industry and look to bring more proprietary games to market with an expanded team of talented engineers to reinforce our position as one of the premier online game brands in China.”

Mr. Dewen Chen, president and chief operating officer, continued, “To more accurately serve the needs of different online game players, we are licensing and launching games with differentiated content that complement our portfolio. Immortal Faith, our first 2D mythical game, formally graduated from our pipeline on September 9th and is attracting a new demographic to our platform. We also plan to launch a 2D cartoon-style turn-based game later this year that is licensed from a local game studio to further diversify our product offering and deliver incremental growth to our user base.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]	Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”
[3]	Comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong and Immortal Faith.

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Mr. Alex Ho, Changyou’s chief financial officer, added, “Our record third quarter financial performance demonstrates our continued ability to attract new users to our core games. With a debt-free balance sheet and strong cash flows, we have sufficient capital to sustain investments in our R&D teams and physical facilities as we push the development of our existing and pipeline games and position ourselves for future growth.”

Third Quarter 2010 Operational Results

Aggregate registered accounts for the Company’s games as of September 30, 2010 increased 7% quarter-over-quarter and 40% year-over-year to 105.2 million.

Aggregate peak concurrent users (“PCU”) for the Company’s games was approximately 980,000, a decrease of 14% quarter-over-quarter and an increase of 14% year-over-year.

Aggregate active paying accounts (“APA”) for the Company’s games was approximately 2.61 million, a decrease of 6% quarter-over-quarter and an increase of 9% year-over-year.

ARPU for the Company’s games increased 16% quarter-over-quarter and 13% year-over-year to RMB214, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of game players in China.

Third Quarter 2010 Unaudited Financial Results

Revenues

Total revenues for the third quarter of 2010 increased 10% quarter-over-quarter and 25% year-over-year to US$85.6 million.

Revenues from game operations for the third quarter of 2010 increased 11% quarter-over-quarter and 25% year-over-year to US$83.6 million. The increases were mainly due to the continued popularity of TLBB in China and higher spending from game players.

Overseas licensing revenues for the third quarter of 2010 decreased 7% quarter-over-quarter and increased 11% year-over-year to US$2.0 million. The sequential decrease was mainly the result of greater competition in mature online game markets abroad. The year-over-year increase was largely due to increased momentum of TLBB in Vietnam and Malaysia.

Gross Profit

Gross profit for the third quarter of 2010 increased 9% quarter-over-quarter and 21% year-over-year to US$77.1 million. Gross margin in the third quarter of 2010 was 90%, compared to 91% in the second quarter of 2010 and 93% in the third quarter of 2009. Non-GAAP gross profit for the third quarter of 2010 increased 9% quarter-over-quarter and 20% year-over-year to US$77.1 million. Non-GAAP gross margin in the third quarter of 2010 was 90%, compared to 91% in the second quarter of 2010 and 93% in the third quarter of 2009.

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Operating Expenses

For the third quarter of 2010, total operating expenses decreased 1% quarter-over-quarter and increased 9% year-over-year to US$23.7 million. Non-GAAP operating expenses were essentially flat quarter-over-quarter and increased 20% year-over-year to US$21.9 million.

GAAP product development expenses increased 32% quarter-over-quarter and 51% year-over-year to US$10.2 million. Non-GAAP product development expenses increased 38% quarter-over-quarter and 90% year-over-year to US$9.3 million. The increases were primarily attributable to an increase in salaries and benefits due to the hiring of more game engineers and license fees for the use of literary works for the development of new games in the third quarter of 2010.

GAAP sales and marketing expenses decreased 17% quarter-over-quarter and increased 5% year-over-year to US$9.7 million. Non-GAAP sales and marketing expenses decreased 17% quarter-over-quarter and increased 5% year-over-year to US$9.7 million. The sequential decrease was primarily due to higher marketing and promotional spending in the second quarter of 2010 for the launch of Zhong Hua Ying Xiong and a major expansion pack for TLBB. The year-over-year increase was mainly due to marketing costs for the launch of more games and the hiring of more sales and marketing professionals in the third quarter of 2010.

GAAP general and administrative expenses decreased 18% quarter-over-quarter and 34% year-over-year to US$3.7 million. Non-GAAP general and administrative expenses decreased 20% quarter-over-quarter and 30% year-over-year to US$2.9 million. The decreases were primarily due to savings in professional fees.

Operating Profit

Operating profit for the third quarter of 2010 increased 14% quarter-over-quarter and 26% year-over-year to US$53.4 million. Operating margin in the third quarter of 2010 was 62%, up from 60% in the second quarter of 2010 and unchanged from the third quarter of 2009. Non-GAAP operating profit for the third quarter of 2010 increased 13% quarter-over-quarter and 20% year-over-year to US$55.2 million. Non-GAAP operating margin in the third quarter of 2010 was 64%, which compares to 63% in the second quarter of 2010 and 67% in the third quarter of 2009.

Net Income

For the third quarter of 2010, net income increased 8% quarter-over-quarter and 20% year-over-year to US$45.3 million. Non-GAAP net income increased 7% quarter-over-quarter and 14% year-over-year to US$47.1 million. Fully diluted earnings per ADS were US$0.85, up from US$0.79 in the second quarter of 2010 and US$0.71 in the third quarter of 2009. Non-GAAP fully diluted earnings per ADS were US$0.88, up from US$ 0.82 in the second quarter of 2010 and US$0.77 in the third quarter of 2009. Net margin for the third quarter of 2010 was 53%, compared to 54% in the second quarter of 2010 and 55% in the third quarter of 2009. Non-GAAP net margin for the third quarter of 2010 was 55%, compared to 57% in the second quarter of 2010 and 60% in the third quarter of 2009.

Cash Balances

As of September 30, 2010, Changyou had a net cash balance of US$292.0 million, compared to US$294.5 million as of June 30, 2010. Operating cash flow for the quarter was a net inflow of US$55.5 million.

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Other Business Developments

Open Beta Testing of Immortal Faith

On September 9, 2010, Changyou began open beta testing of Immortal Faith, the Company’s first 2D mythical massively multi-player online role-playing game (“MMORPG”). Set against a backdrop of a number of ancient Chinese myths and folk tales, the game allows players to battle demons and assist deities in the conquest of various fairy kingdoms found in Chinese mythology. The game allows users to experience the life journey of becoming immortal by participating in the specially designed fighting modes and utilizing the game’s featured dynamic fighting moves.

Purchase of New Office Premises in Beijing

In August of 2010, the Company signed an agreement with a property developer to construct a building in Beijing with total office and ancillary areas of approximately 56,200 square meters. The total cash consideration for the purchase is approximately US$146 million and is to be paid based on the progress of the project. The building is expected to serve as Changyou’s headquarters and accommodate the growth of the Company’s team of game engineers and operational staff for the next few years. Under the agreement, the developer is to start construction in the first half of 2011, subject to the attainment of necessary permits, and is expected to complete construction and deliver the building to Changyou by the end of 2012.

Business Outlook

For the fourth quarter of 2010, Changyou expects:

•	Total revenues to be between US$86.0 million and US$89.0 million.

•	Non-GAAP net income to be between US$46.5 million and US$48.0 million.

•	Non-GAAP fully diluted earnings per ADS to be between US$0.87 and US$0.90.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.5 million and US$2.0 million, reducing fully diluted earnings per ADS by US$0.03 to US$0.04.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

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The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2010, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, October 25, 2010 (7 p.m. Beijing/Hong Kong time, October 25, 2010).

The dial-in details for the live conference call are:

US:	+1-800-573-4842
Hong Kong:	+852-3002-1672
International:	+1-617-224-4327
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Time on October 25 through November 1, 2010. The dial-in details for the telephone replay are:

International:	+1-617-801-6888
Passcode:	56639589

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The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at: http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, and completed an initial public offering on April 7, 2009. Changyou currently operates six online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong and Immortal Faith. Changyou has a diversified pipeline of games with various graphic styles and themes, including the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang
Investors Relations Manager
Changyou.com Limited
Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Nine Months Ended
	Sep. 30, 2010	Jun. 30, 2010	Sep. 30, 2009	Sep. 30, 2010	Sep. 30, 2009

Revenues:
Game operation revenues	$83,628	$75,572	$66,880	$229,402	$191,162
Overseas licensing revenues	1,996	2,149	1,804	6,015	5,725

Total revenues	85,624	77,721	68,684	235,417	196,887
Cost of revenues
(includes share-based compensation expense of $40, $43, $169, $150 and $267, respectively)	8,537	7,008	4,714	20,929	12,098

Gross profit	77,087	70,713	63,970	214,488	184,789

Operating expenses:
Product development (includes share-based compensation expense of $922, $1,022, $1,885, $3,450 and $5,641, respectively)	10,222	7,755	6,788	24,912	20,465
Sales and marketing (includes share-based compensation expense of $8, $41, $68, $124 and $184, respectively)	9,711	11,720	9,280	31,130	30,497
General and administrative (includes share-based compensation expense of $819, $874, $1,432, $3,015 and $3,980, respectively)	3,728	4,527	5,614	13,040	14,203

Total operating expenses	23,661	24,002	21,682	69,082	65,165

Operating profit	53,426	46,711	42,288	145,406	119,624

Interest income and exchange difference	1,043	803	966	2,661	2,513
Other (expense)/income	(713)	381	34	(431)	33

Income before income tax expense	53,756	47,895	43,288	147,636	122,170
Income tax expense	(8,464)	(5,804)	(5,494)	(20,547)	(16,344)

Net income	$45,292	$42,091	$37,794	$127,089	$105,826

Basic net income per ADS	$0.87	$0.81	$0.74	$2.45	$2.12

ADSs used in computing basic net income per ADS	52,034	51,917	51,251	51,848	49,987

Diluted net income per ADS	$0.85	$0.79	$0.71	$2.39	$2.07

ADSs used in computing diluted net income per ADS	53,135	53,075	53,001	53,099	51,034

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2010	As of Dec. 31, 2009

ASSETS
Current assets:
Cash and bank deposits	$292,026	$226,901
Accounts receivable, net	2,495	3,395
Prepaid and other current assets	12,320	4,720
Due from Sohu	413	340

Total current assets	307,254	235,356

Non-current assets:
Fixed assets, net	53,841	49,178
Goodwill	10,258	—
Intangible assets, net	8,632	3,221
Interests in associated companies	4,618	—
Deferred tax asset	1,750	1,383
Other assets, net	59,533	253

TOTAL ASSETS	$445,886	$289,391

LIABILITIES AND SHAREHOLDERS’ EQUITY

Receipts in advance and deferred revenue	$38,039	$30,244
Accrued liabilities	34,125	26,618
Tax payables	7,790	6,628
Deferred tax liabilities	245	—
Due to Sohu	5,120	5,046

Total liabilities	85,319	68,536
Total shareholders’ equity	360,567	220,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$445,886	$289,391

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2010				Three Months Ended Jun. 30, 2010				Three Months Ended Sep. 30, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$85,624	$—		$85,624	$77,721	$—		$77,721	$68,684	$—		$68,684
Less: Cost of revenues	8,537	(40	)(a)	8,497	7,008	(43	)(a)	6,965	4,714	(169	)(a)	4,545

Gross profit	$77,087	$40		$77,127	$70,713	$43		$70,756	$63,970	$169		$64,139

Gross margin	90%			90%	91%			91%	93%			93%

Operating expenses	$23,661	$(1,749	)(a)	$21,912	$24,002	$(1,937	)(a)	$22,065	$21,682	$(3,385	)(a)	$18,297
Product development expenses	$10,222	$(922	)(a)	$9,300	$7,755	$(1,022	)(a)	$6,733	$6,788	$(1,885	)(a)	$4,903
Sales and marketing expenses	$9,711	$(8	)(a)	$9,703	$11,720	$(41	)(a)	$11,679	$9,280	$(68	)(a)	$9,212
General and administrative expenses	$3,728	$(819	)(a)	$2,909	$4,527	$(874	)(a)	$3,653	$5,614	$(1,432	)(a)	$4,182
Operating profit	$53,426	$1,789		$55,215	$46,711	$1,980		$48,691	$42,288	$3,554		$45,842

Operating margin	62%			64%	60%			63%	62%			67%

Net income	$45,292	$1,789		$47,081	$42,091	$1,980		$44,071	$37,794	$3,554		$41,348

Net margin	53%			55%	54%			57%	55%			60%

Diluted net income per ADS	$0.85			$0.88	$0.79			$0.82	$0.71			$0.77

ADSs used in computing diluted net income per ADS	53,135			53,427	53,075			53,437	53,001			53,436

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Nine Months Ended Sep. 30, 2010				Nine Months Ended Sep. 30, 2009
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$235,417	$—		$235,417	$196,887	$—		$196,887
Less: Cost of revenues	20,929	(150	)(a)	20,779	12,098	(267	)(a)	11,831

Gross profit	$214,488	$150		$214,638	$184,789	$267		$185,056

Gross margin	91%			91%	94%			94%

Operating expenses	$69,082	$(6,589	)(a)	$62,493	$65,165	$(9,805	)(a)	$55,360
Product development expenses	$24,912	$(3,450	)(a)	$21,462	$20,465	$(5,641	)(a)	$14,824
Sales and marketing expenses	$31,130	$(124	)(a)	$31,006	$30,497	$(184	)(a)	$30,313
General and administrative expenses	$13,040	$(3,015	)(a)	$10,025	$14,203	$(3,980	)(a)	$10,223
Operating profit	$145,406	$6,739		$152,145	$119,624	$10,072		$129,696

Operating margin	62%			65%	61%			66%

Net income	$127,089	$6,739		$133,828	$105,826	$10,072		$115,898

Net margin	54%			57%	54%			59%

Diluted net income per ADS	$2.39			$2.50	$2.07			$2.25

ADSs used in computing diluted net income per ADS	53,099			53,434	51,034			51,400

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.